Mail Stop 4561

July 19, 2007

VIA USMAIL and FAX (260) 833-4411

Mr. Michael Pacult
Chief Executive Officer
Providence Select Fund, Limited Partnership
505 Brookfield Drive
Dover, Delaware 19901

       Re: **Providence Select Fund, Limited Partnership**
                Form 10-K for the year ended 12/31/2006
                Filed on 4/2/2007
                File No. 333-108629

Dear Mr. Michael Pacult:

We have reviewed your response letter dated July 3, 2007 and have the following additional comment. Where indicated, we think you should revise your documents in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006

Financial Statements and Notes

Note 2 – Significant Accounting Policies

Offering Expenses and Organizational Costs, page F-7

1.   We have read your response to comment three. You have recorded a liability and a corresponding deferred asset representing deferred organization and offering costs which you have titled "reimbursable syndication costs", which implies that the company has the right to be reimbursed for such costs. We maintain our position that your recording of deferred organization and offering costs as a deferred asset is not in accordance with GAAP. Please revise your financial statements accordingly to expense reimbursable organizational costs in accordance with SOP 98-5 and reflect reimbursable offering costs as a reduction to partnership capital as of the date of the offering. Refer to SAB Topic

5A and 5D.   Please note that you may separately disclose how you are treating these costs for the purposes of determining net asset value.

* * * *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Wilson K. Lee, at (202) 551-3468 or me, at (202) 551-3498 if you have questions.

Sincerely,

Linda Van Doorn
Senior Assistant Chief Accountant